EXHIBIT 99.26

Consolidated Financial Statements

For the years ended October 31, 2019 and 2018

(Stated In thousands of Canadian dollars, except share and per share amounts)

Independent Auditor’s Report

To the Shareholders of High Tide Inc.:

Opinion

We have audited the consolidated financial statements of High Tide Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2019 and October 31, 2018, and the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2019 and October 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for oneresulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Stephen Bonnell.

Calgary, Alberta February 28, 2020	Chartered Professional Accountants

High Tide Inc. Consolidated Statements of Financial Position As at October 31, 2019 and 2018 (Stated – In thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Assets
Current assets
Cash and cash equivalents		806	8,198
Restricted marketable securities		50	-
Accounts receivable	22	2,385	855
Inventory	9	6,719	3,463
Prepaid expenses, deposits and other receivables	8	2,518	4,931
Current portion of loans receivable	10	261	62
Total current assets		12,739	17,509

Non-current assets
Loans receivable	10	878	-
Property and equipment	6	12,382	3,598
Long term prepaid expenses, deposits and other receivables	8	1,380	1,200
Long term accounts receivable		-	706
Deferred tax asset	16	1,190	1,975
Intangible assets and goodwill	7	12,174	934
Total non-current assets		28,004	8,413
Total assets		40,743	25,922

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	4,402	2,515
Notes payable current	13	3,570	-
Income taxes payable		-	33
Current portion of finance lease obligation	12	6	6
Shareholder loans	26	701	36
Derivative liability	11	2,121	-
Total current liabilities		10,800	2,590

Non-current liabilities
Notes payable	13	62	-
Convertible debentures	15	19,664	-
Long term contract liability		89	-
Finance lease obligations	12	11	17
Deferred tax liability	16	710	-
Total non-current liabilities		20,536	17
Total liabilities		31,336	2,607

Shareholders’ equity
Share capital	17	26,283	35,695
Contributed surplus	18	2,119	-
Convertible debentures – equity		1,637	-
Warrants	20	6,609	905
Special warrants	19	-	16,904
Accumulated other comprehensive income		(366)	-
Accumulated deficit		(26,696)	(30,176)
Equity attributable to owners of the Company		9,586	23,328
Non-controlling interest	26	(179)	(13)
Total shareholders’ equity		9,407	23,315
Total liabilities and shareholders’ equity		40,743	25,922

The accompanying notes are an integral part of the consolidated financial statements.

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chairman of the Board	Director and Chairman of the Audit Committee

High Tide Inc. Consolidated Statements of Loss and Other Comprehensive Loss For the year ended October 31, 2019 and 2018 (Stated – In thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Revenue
Merchandise sales		29,445	7,676
Royalty revenue		1,516	835
Interest and other revenue		333	238
Net revenue	5	31,294	8,749

Cost of sales		(19,978)	(5,639)

Gross profit		11,316	3,110

Expenses
Salaries, wages and benefits		(10,447)	(2,938)
Share-based compensation	18, 24	(2,209)	-
General and administration		(8,094)	(2,012)
Professional fees		(6,463)	(970)
Advertising and promotion		(2,252)	(698)
Depreciation and amortization	6, 7	(1,401)	(86)
Interest and bank charges		(324)	(140)
Total expenses		(31,190)	(6,844)
Loss from operations		(19,874)	(3,734)

Other income (expenses)
Fair value change in conversion feature and warrants liability		-	28
Revaluation of derivative liability	11	732	-
Impairment loss	6, 7	(4,820)	-
Reclassification of available for sale reserve upon settlement of marketable securities		-	29
Related party balances written off	24	(34)	(1,419)
Discount on accounts receivable		-	(475)
Finance and other costs	14	(3,089)	(499)
Foreign exchange gain (loss)		(44)	42
Gain on extinguishment of financial liability	17(x), 24	129	-
Total other income (expenses)		(7,126)	(2,294)
Loss before taxes		(27,000)	(6,029)
Deferred tax recovery	16	708	1,496
Net Loss		(26,292)	(4,533)
Other comprehensive loss
Translation difference on re-valuation of foreign subsidary		(366)	-
Unrealized loss on available for sale marketable securities		-	(22)
Reclassification of available for sale reserve upon settlement of marketable securities		-	(29)
Total comprehensive loss		(26,658)	(4,584)
Net loss and comprehensive loss attributable to:
Owners of the Company		(26,492)	(4,571)
Non-controlling interest	26	(166)	(13)
		(26,658)	(4,584)
Loss per share
Basic	21	(0.13)	(0.04)
Diluted	21	(0.13)	(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

Commitments and Contingencies (Note 25)

Subsequent Events (Note 27)

High Tide Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) (Stated– In thousands of Canadian dollars)

	Note	Share capital	Special warrants	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$	$
Balance, October 31, 2017		667	-	-	-	-	51	(10,375)	(9,657)	-	(9,657)
Shares issued for cash	17(i)	445	-	-	-	-	-	-	445	-	445
Shares issued on debt conversion	17(ii)	852	-	-	-	-	-	-	852	-	852
Shares issued for services rendered	17(iii)	146	-	-	-	-	-	-	146	-	146
Shares issued - convertible debentures	20(i)	669	-	-	-	-	-	-	669	-	669
Shares and warrants issued on reorganization	17(v)	31,987	-	241	-	-	-	(10,789)	21,439	-	21,439
Eliminated on corporate reorganization	17(v)	(2,779)	-	-	-	-	-	-	(2,779)	-	(2,779)
Dividends on corporate reorganization		-	-	-	-	-	-	(4,492)	(4,492)	-	(4,492)
Shares issued on High Tide incorporation	17(iv)	20	-	-	-	-	-	-	20	-	20
Private placement	17(vi)	3,705	-	-	-	-	-	-	3,705	-	3,705
Share issue costs – cash	17(vii)	(263)	-	-	-	-	-	-	(263)	-	(263)
Broker warrants	17(vi)	(158)	-	158	-	-	-	-	-	-	-
Unrealized (loss) gain on marketable securities		-	-	-	-	-	(22)	22	-	-	-
Marketable securities upon settlement		-	-	-	-	-	(29)	29	-	-	-
Intangible assets acquisition	17(vii)	290	-	-	-	-	-	-	290	-	290
Special warrants	19	-	18,364	-	-	-	-	-	18,364	-	18,364
Warrant issue costs		-	(2,000)	506	-	-	-	-	(1,494)	-	(1,494)
Tax effect of share issue costs		114	540	-	-	-	-	-	654	-	654
Net loss		-	-	-	-	-	-	(4,571)	(4,571)	(13)	(4,584)
Balance, October 31, 2018		35,695	16,904	905	-	-	-	(30,176)	23,328	(13)	23,315
Transition adjustment – IFRS 9	3d	-	-	-	-	-	-	(26)	(26)	-	(26)
Transition adjustment – IFRS 15	3d	-	-	-	-	-	-	(67)	(67)	-	(67)
Conversion of special warrants	19	13,051	(16,904)	3,853	-	-	-	-	-	-	-
Warrants issued December, 2018	15(i)	-	-	93	-	-	-	-	93	-	93
Acquisition - Grasscity	4a	3,047	-	-	-	-	-	-	3,047	-	3,047
Share-based compensation	18, 24	71	-	-	2,119	-	-	-	2,190	-	2,190
Equity portion of convertible debentures	15	-	-	-	-	1,637	-	-	1,637	-	1,637
Cumulative translation adjustment		-	-	-	-	-	(366)		(366)	-	(366)
Interest payment paid in shares	15	1,156	-	-	-	-	-	-	1,156	-	1,156
Warrants issued April, 2019	15(ii)	-	-	883	-	-	-	-	883	-	883
Acquisition - Dreamweavers	4b	1,147	-	295	-	-	-	-	1,442	-	1,442
Acquisition - Jasper Ave.	4d	205	-	-	-	-	-	-	205		205
Warrants issued June, 2019	15(iii)	-	-	342	-	-	-	-	342	-	342
Reduction is share capital	17(ix)	(29,699)	-	-	-	-	-	29,699	-	-	-
Fee paid in shares & warrants	17(x), 20(ii)	1,607	-	132	-	-	-	-	1,739	-	1,739
Warrants issued September, 2019	13	-	-	105	-	-	-	-	105	-	105
Warrant exercise		3	-	-	-	-	-	-	3	-	3
Comprehensive loss for the year		-	-	-	-	-	-	(26,126)	(26,126)	(166)	(26,292)
Balance, October 31, 2019		26,283	-	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407

The accompanying notes are an integral part of the consolidated financial statements.

High Tide Inc. Consolidated Statements of Cash Flows For the year ended October 31, 2019 and 2018 (Stated – In thousands of Canadian dollars)

	Notes	2019	2018
		$	$

Operating activities
Net loss		(26,292)	(4,533)
Income tax recovery	16	(708)	(1,495)
Accretion	14	1,476	8
Depreciation and amortization	6,7	1,401	86
Impairment loss on goodwill	7	4,600	-
Impairment loss on fixed assets	6	220
Revaluation of derivative liability	11	(732)	(28)
Gain on financial liability		-	-
Share-based compensation	18, 24	2,209	146
Inventory Obsolesence		-	182
Related party balances written-off		-	1,419
Provision for impairment on accounts receivable		-	19
Expected credit loss allowance	22	1,142	475
		(16,684)	(3,721)
Changes in non-cash working capital
Accounts receivable		(1,920)	(673)
Inventory		(1,811)	(102)
Loans receivable	10	(1,077)	313
Prepaid expenses and deposits		3,536	(5,898)
Accounts payable and accrued liabilities		2,461	1,715
Income tax payable		(33)	-
Contract liability		30	-
Shareholder loans	26	665	(413)
Net cash used in operating activities		(14,833)	(8,779)

Investing activities
Purchase of property and equipment	6	(8,074)	(3,581)
Purchase of intangible assets	7	(2,333)	(646)
Loans receivable		-	-
Cash paid for business combination, net of cash acquired	4	(6,515)	-
Net cash used in investing activities		(16,922)	(4,227)

Financing activities
Repayment of finance lease obligations		(6)	(31)
Proceeds from convertible debentures net of issue costs	15	22,419	566
Notes Payable	13	2,000	-
Net proceeds from share issuance		-	3,887
Net proceeds special warrant issuance		-	16,870
Restricted marketable securities		(50)	-
Payment of dividends		-	(1,155)
Net cash provided by financing activities		24,363	20,137

Net (decrease) increase in cash and cash equivalents		(7,392)	7,131
Cash and cash equivalents, beginning of the year		8,198	1,067
Cash and cash equivalents, end of the year		806	8,198

The accompanying notes are an integral part of the consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

1. Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a downstream focused retailer of cannabis products, distributor, and a seller of smoking accessories. The Company’s shares are listed on the Canadian Stock Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of Preparation

2.1 Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial Statements were approved and authorized for issue by the Board of Directors on February 28, 2020.

2.1 Basis of measurement

The consolidated financial statements, presented in thousands of Canadian Dollars, have been prepared on a historical cost basis, except for stock options, warrants and certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented. For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statements of loss and other comprehensive loss to conform with current period’s presentation.

2.2 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and of the Company’s United States (“U.S.”) subsidiaries is the USD, and of the Company’s European subsidiaries is the Euro (“EUR”). Translation gains and losses resulting from the consolidation of operations in Canada, USA and Europe, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

2.3 Basis of consolidation

Subsidiaries

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100.00%	Canadian Dollar
RGR Canada Inc.	100.00%	Canadian Dollar
Famous Brandz Inc.	100.00%	Canadian Dollar
Canna Cabana (SK) Inc.	100.00%	Canadian Dollar
Smoker’s Corner Ltd.	100.00%	Canadian Dollar
KushBar Inc.	50.10%	Canadian Dollar
Kush West Distribution Inc.	100.00%	Canadian Dollar
HT Global Imports Inc.	100.00%	Canadian Dollar
High Tide BV (Grasscity)	100.00%	European Euro
Valiant Distrbutions Inc.	100.00%	U.S. Dollar

Subsidiaries are entities controlled by High Tide. Control is achieved where the entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company. Intra-group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

3. Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Use of estimates & accounting judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A. Use of estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company’s accounts receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behaviour, and fluctuations in inventory levels.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

Estimated useful lives of Intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use (“VIU”). The fair value less costs of disposal calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The estimated future cash flows are derived from management estimates, budgets and past performance and do not include activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

A. Use of estimates (continued)

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Measurement of share-based payments, warrants and stock options

In calculating the value of share-based payments, warrants and stock options, key estimates such as the value of the common shares, the rate of forfeiture, the expected life, the volatility of the value of the Company’s common shares and the risk-free interest rate are used.

B. Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve to raise additional financing and/achieve profitable operations. Certain judgements are made when determining if the Company will achieve profitable operations. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. The assumption that the Company will be able to continue as a going concern is subject to critical judgements of management with respect to assumptions surrounding the short and long-term operating budget, expected profitability, investment and financing activities and management’s strategic planning.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regard to shared infrastructure, geographical proximity and similar exposure to market risk and materiality.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

B. Judgements (continued)

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement. Where an acquisition is classified as a business combination or an asset acquisition can have a significant impact on the entries made on and after the acquisition. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using approximate valuation techniques, which are generally based on a forecast of the total expected future cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.

Consolidation

The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Segmented information

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the Chief Operating Decision Makers (CODMs). The Company’s CODMs are the Chief Financial Officer, Chief Executive Officer and Chief Operating Officer.

Contingencies

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events.

Derivative liability

Management applies judgement in determining the fair value of the derivative liability of its put option on Grasscity acqusition by applying assumptions and estimates using the Black-Scholes valuation model. These assumptions and estimates require a high degree of judgement and a change in these estimates may result in a material effect to the consolidated financial results.

C. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Marketable securities

Marketable securities comprise of the Company’s investments in money market mutual funds held through a large commercial bank in Canada and are disclosed as restricted marketable securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in other comprehensive income. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from securities exchanges. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in consolidated statement of loss and other comprehensive loss of the related year.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

C. Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as construction in progress. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated use lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	25 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are measured initially at cost and consists of software and lease buy-outs. Following initial recognition, intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are initially measured using an allocation of the purchase consideration using a relative fair value approach.

The useful lives of intangible assets are assessed as either finite or indefinite. The Company does not have any indefinite life intangible assets. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives, which for leases is the lower of the useful life of the asset, or the primary lease term, including renewals at the Company’s option, if any, as follows:

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Lease buy-outs	Straight-line	Remaining term of the lease
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Goodwill

Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

C. Summary of significant accounting policies (continued)

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Foreign currencies

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains or losses are recognized in consolidated statement of loss and other comprehensive loss in the period in which they arise.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Revenue recognition

The Company has adopted IFRS 15 on November 1, 2018. Revenue recognition is based on a 5-step approach which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into retail, wholesale and royalty revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

For performance obligations related to retail and wholesale contracts, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs, with the exception of bill and hold arrangements as noted below. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

For performance obligations related to franchise contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

The Company recognizes a contract asset or contract liability for contracts where only one party has satisfied its performance obligations. A contract liability is recorded when the Company receives consideration before the performance obligations have been satisfied. A contract asset is recorded when the Company has rights to consideration for the completion of a performance obligation before it has invoiced the customer. The Company recognizes unconditional rights to consideration separately as a receivable. Contract assets and receivables are evaluated at each reporting period to determine whether there is any objective evidence that they are impaired.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

C. Summary of significant accounting policies (continued)

Revenue recognition (continued)

The Company recognizes a significant financing component where the timing of payment from the customer differs from the Company’s performance under the contract and where that difference is the result of the Company financing the transfer of goods and services. For the majority of the contracts, revenue excludes the impact of a significant financing component since, the Company expects at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. Where contracts do not specify amounts for individual performance obligations, the Company estimates the amount of the transaction price to allocate to individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgement as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition. Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Wholesale revenue

Revenue from sales to customers through the Company’s wholesale distribution arm are recognized when control of the goods has transferred to the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination). Where the customer arranges for the pickup of goods, revenue is recognized at the time the goods are transferred to the customers carrier (FOB shipping point). Costs to ship orders to customers are included as an expense in cost of goods sold.

Retail revenue

Revenue consists of sales through the Company’s network of retail stores and includes sales through the Company’s ecommerce platform. Merchandise sales through retail stores are recognized at the time of delivery to the customer which is generally at the point of sale. Merchandise sales through the Company’s e-commerce operations are recognized upon date of receipt by the customer.

Royalty revenue

The Company earns fixed and variable royalty income from its franchisees. The fixed royalty income is earned based on an agreed fixed amount per month whereas the variable royalty income is calculated at an agreed rate on the revenue earned by franchisees. Royalty revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges. Due to negligble amount of returns the Company does not record any provision for returns.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

C. Summary of significant accounting policies (continued)

Taxes

Tax expense is comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options issued to directors, officers and consultants under the Company’s stock option plan is estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of agent options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where stock options are cancelled, it is treated as if the stock options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options. Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted earninsgs (loss) per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

C. Summary of significant accounting policies (continued)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by executive management to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.

Leases

Payments made under operating leases are recognized in the consolidated statement of loss and other comprehensive loss on a straight-line basis over the term of the lease. Lease incentives/inducements received are deferred and amortized over the primary term of the lease, or the contractual term if the lease provides for renewals at the option of the Company which management intends to utilize. Operating lease payments are recognized as an operating expense in the consolidated financial statements of loss and comprehensive loss on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite life intangible assets are tested annually for impairment by comparing the carrying value of each CGU to which goodwill has been allocated to its recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair-value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

D. Current Accounting Policy Changes

IFRS 9 Financial Instruments:

Effective November 1, 2018, the Company adopted IFRS 9, which introduces new requirements for:

i)	The classification and measurement of financial assets and liabilities,
ii)	The recognition and measurement of impairment of financial assets, and
iii)	General hedge accounting

In accordance with the transition provisions of the standard, the Company has elected to not restate prior periods. The impact of adopting IFRS 9 was recognized in Accumulated Deficit at November 1, 2018 and related to the recognition of additional expected credit losses. The net impact resulted in an increase in the expected credit losses allowance of $36, an increase in deferred income tax assets of $10, and a $26 increase in Accumulated Deficit.

The Company’s accounting policies under IFRS 9 are outlined below. For more information on the Company’s accounting policies under IAS 39, refer to Note 4 of the Company’s consolidated financial statements for the annual period ended October 31, 2018.

a. Classification and Measurement

IFRS 9 introduces the requirement to classify and measure financial assets based on their contractual cash flow characteristics and the Company’s business model for the financial asset. All financial assets and financial liabilities, including derivatives, are recognized at fair value on the consolidated statements of financial position when the Company becomes party to the contractual provisions of a financial instrument or non-financial derivative contract. Financial assets must be classified and measured at either amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income (“FVTOCI”).

Financial assets with contractual cash flows arising on specified dates, consisting solely of principal and interest, and that are held within a business model whose objective is to collect the contractual cash flows are subsequently measured at amortized cost. Financial assets measured at FVTOCI are those which have contractual cash flows arising on specific dates, consisting solely of principal and interest, and that are held within a business model whose objective is to both to collect the contractual cash flows and to sell the financial asset. All other financial assets are subsequently measured at FVTPL.

Derivative instruments, when utilized, would initially be recognized at the fair value at the date the derivative contracts were entered into, and would be subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss would be recognized in net loss immediately, unless the derivative was designated and effective as a hedging instrument, in which case the timing of the recognition in net earnings would be dependent on the nature of the hedging relationship.

Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (i.e. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts, and the host contracts are not measured at FVTPL. Derivatives embedded in hybrid financial asset host contracts that are within the scope of IFRS 9 are not separated and the entire contract is measured at either FVTPL or amortized cost, as appropriate. The Company’s management reviewed and assessed the classifications of its existing financial instruments as at November 1, 2018, based on the facts and circumstances that existed at that date, as shown below.

Financial Instrument	IFRS 9 Classification	IAS 39 Category
Cash and cash equivalents	Amortized cost	FVTPL
Loans receivable	Amortized cost	Loans and receivables
Marketable securities	FVTPL	Available for sale
Loans payable and other liability	Amortized cost	Other financial liabilities
Shareholder loans	Amortized cost	Other financial liabilities
Convertible debt	Amortized cost	Other financial liabilities
Accounts receivable	Amortized cost	Loans and receivables
Accounts payable and accrued liabilities	Amortized cost	Other financial liabilities
Notes payable	Amortized cost	Other financial liabilities
Derivative liability	FVTPL	FVTPL

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

D. Current Accounting Policy Changes (continued)

b. Impairment of Financial Assets

IFRS 9 introduces a new impairment model for financial assets measured at amortized cost as well as certain other instruments. The expected credit loss model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk. IFRS 9 introduces a new impairment model for financial assets measured at amortized cost as well as certain other instruments. The expected credit loss model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

IFRS 9 states that an entity must measure trade receivables at their transaction price (as defined in IFRS 15 Revenue from Contracts with Customers) if the trade receivables do not contain a significant financing component (or when the entity applies the available practical expedient). This ’simplified approach’ permits the use of a provision matrix model for measuring the loss allowance for trade receivables, contract assets and lease receivables at an amount equal to lifetime expected credit losses under certain circumstances. The Company measures its trade receivables using the simplified approach. Expected credit losses measurement takes into consideration historical customer default rates, adjusted by forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography). The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables.

The Company’s management reviewed and assessed its existing financial assets for impairment using reasonable and supportable information in accordance with the requirements of IFRS 9 to determine the credit risk of the respective items at the date they were initially recognized and compared that to the credit risk as at November 1, 2018. There was an increase in credit risk determined upon application of IFRS 9 and therefore an additional loss allowance of $26 was recognized.

c. General Hedge Accounting

IFRS 9 retains the three types of hedges from IAS 39 (fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation) but increases flexibility as to the types of transactions that are eligible for hedge accounting. The effectiveness test of IAS 39 is replaced by the principle of an “economic relationship”, which requires that the hedging instrument and the hedged item have values that generally move in opposite directions because of the hedged risk. Additionally, retrospective hedge effectiveness testing is no longer required under IFRS 9. As the Company does not engage in hedge accounting, the application of IFRS 9 hedge accounting requirements has had no impact on the results and financial position of the Company.

IFRS 15 Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) with an initial adoption date of November 1, 2018. As a result, the Company has changed its accounting policy for revenue recognition, which is outlined below. The Company has elected to adopt IFRS 15 retrospectively with the modified retrospective method of transition practical expedient and has elected to apply IFRS 15 only to contracts that are not completed contracts at the date of initial application. Comparative information has not been restated and is reported under IAS 18 Revenue (“IAS 18”). For more information on the Company’s accounting policies under IAS 18, refer to Note 4 of the Company’s consolidated financial statements for the annual period ended October 31, 2018.

The Company recognized the cumulative impact of the initial application of the standard as a reclassification on the consolidated statement of financial position as well as an increase in Accumulated Deficit as at November 1, 2018. Applying the significant performance obligation requirements to specific contracts resulted in an increase in Accumulated Deficit of $67.

The impact to Accumulated Deficit related to franchise arrangements. IFRS 15 requires that, in determining the timing of revenue recognition, that if there is a reasonable expectation that the franchisor will undertake activities that will significantly affect the brand name to which the franchisee has rights, and the franchisee is directly exposed to any positive or negative effects of that brand and image throughout the franchise period, that the performance obligation is satisfied over the period of the franchise agreement, or in the case of specific brand development activities, deferred as a contract liability until such time as the related activity and associated costs are incurred. There were no impacts to the consolidate statement of cash flows as a result of adopting IFRS 15.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

D. Current Accounting Policy Changes (continued)

IFRS 15 Revenue from contracts with customers

The majority of the Company’s revenues from contracts with customers are derived from the wholesale and retail sale of smoking accessories and cannabis products, and from franchise arrangements.

The Company evaluates whether the contracts it enters into meet the definition of a contract with a customer at the inception of the contract and on an ongoing basis if there is an indication of significant changes in facts and circumstances. Revenue is measured based on the transaction price specified in a contract with a customer. Revenue is recognized when control of the goods or services is transferred to the customer. For certain contracts, revenue may be recognized at the invoiced amount, as permitted using the invoice, if such amount corresponds directly with the Company’s performance to date. The Company excludes amounts collected on behalf of third parties from revenue.

Performance Obligations

Each promised good or service is accounted for separately as a performance obligation if it is distinct. The Company’s contracts may contain more than one performance obligation.

Transaction Price

The Company allocates the transaction price in the contract to each performance obligation. Transaction price allocated to performance obligations may include variable consideration. Variable consideration is included in the transaction price for each performance obligation when it is highly probable that a significant reversal of the cumulative variable revenue will not occur. Variable consideration includes variability in quantity and pricing as well as the right of return in certain distribution agreements. The consideration contained in the majority of the Company’s contracts with customers is primarily non-variable.

When multiple performance obligations are present in a contract, transaction price is allocated to each performance obligation in an amount that depicts the consideration the Company expects to be entitled to in exchange for transferring the good or service. The Company estimates the amount of the transaction price to allocate to individual performance obligations based on their relative standalone selling prices, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions or is based on details of the respective agreements.

Other Items

Contract acquisition costs (including commissions)

Contract acquisition costs related to sales order and service type contracts are expensed immediately. The Company elects to use the practical expedient that permits immediate expensing of all contract acquisition costs where that contract is anticipated to be complete within one year.

Warranties

The Company does not offer an option to purchase additional warranties and does not provide any additional services as part of any warranty. The warranties provided relate to product compliance to agreed-upon specifications and are considered an assurance type warranty. Warranties will continue to be accounted for under previous IFRS guidance.

Consignment and principal verse agent considerations

The new revenue standard focuses on recognizing revenue as an entity transfers control of a good or service to a customer. This could affect how an entity evaluates its position in a transaction as either a principal or an agent. The new revenue standard provides that an entity is a principal in a transaction if it controls the specified goods or services before they are transferred to the customer. The Company has entered into an arrangement whereby assets are transferred by the Company to another party (a “Consignee”) for storage. The Company continues to act in the capacity of the principal as evidenced by the Company’s ability to control the assets until the sale of the product to an external customer.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

D. Current Accounting Policy Changes (continued)

Right of return

The Company has entered into distribution agreements whereby the Company provides for a right of return to the distributor (reseller) of the Company’s products. The Company recognizes revenue based on the amount to which it expects to be ‘entitled’ through to the end of the return period (considering expected product returns). The Company recognizes the portion of the revenue subject to the right of return constraint once the amount is no longer constrained. The Company continually assesses the position that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration related to the right to return has been resolved.

Bill and hold arrangements

In some sales transactions, the Company fulfils its obligations and bills the customer for the work performed but does not ship the goods until a later date. These transactions are designed this way at the request of the customer and are typically due to the customer’s lack of available storage space for the product, or due to delays in the customer’s retail location construction schedules.

E. New Accounting Pronouncements

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

Management is currently executing its implementation plan. The most significant impact of IFRS 16 will be our initial recognition of the present value of unavoidable future lease payments as right-of-use assets under property, plant and equipment and the concurrent recognition of a lease liability on the consolidated statement of financial position. Majority of our property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability. IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The standard will be effective for the Company for the fiscal year commencing November 1, 2019. The Company will measure the right-of-use asset at an amount equal to the lease liability on November 1, 2019, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

4. Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A. Grasscity Acquisition

Total consideration	$
Cash paid	4,732
Share consideration	3,047
Put option (Note 11)	2,853
10,632
Net identifiable assets acquired (liabilities assumed)
Cash	44
Accounts receivable	80
Prepaid expenses and deposits	125
Inventory	1,274
Property and equipment	63
Intangible assets
Software - Webstore	742
Software - Forums	82
Brand name	1,539
Grasscity Forums	312
4,261
Accounts payable and accrued liabilities	(704)
Deferred tax liability	(498)
3,059
Purchase price allocation
Net identifiable assets acquired	3,059
Goodwill	7,573
10,632

On December 6, 2018, the Company entered into a share purchase agreement to acquire all of the issued and outstanding shares of three entities, SJV B.V., SJV2 B.V. and SJV USA Inc. that together operate under the name Grasscity. The transaction closed on December 19, 2018. Based in Amsterdam, Netherlands, Grasscity is an online retailer of smoking accessories and cannabis lifestyle products that has been operating for over 20 years. The Company acquired Grasscity to increase its customer base, establish an international presence, and to leverage synergies to further enhance High Tide’s vertically integrated supply chain and distribution networks. These synergies resulted in goodwill being recognized. Grasscity’s existing e-commerce channel will allow the Company to quickly establish an online presence and to expand its retail platform beyond the exisitng bricks-and-mortar locations. For the year ended October 31, 2019, Grasscity accounted for $4,349 in revenues and $1,285 in net loss since December 19, 2018. If the acquisition had been completed on November 1, 2018, the Company estimates it would have recorded an increase of $621 in revenues and an increase of $183 in net loss for the year ended October 31, 2019.

The Company acquired all of the issued and outstanding shares of Grasscity for aggregate consideration of $10,632 which included 8,410,470 common shares with a fair value of $3,047.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

4. Business Combinations (continued)

B.	Dreamweavers Acquisition

Total consideration	$
Cash paid	1,550
Notes Payable	102
Share consideration	1,147
Warrants	295
Total	3,094
Net identifiable assets acquired
Prepaid expenses and deposits	4
Inventory	131
Property and equipment	272
Intangible assets - licenses	2,594
Deferred tax liability	(700)
Total	2,301
Purchase price allocation
Net identifiable assets acquired	2,301
Goodwill	793
Total	3,094

On May 23, 2019, the Company, entered into a share purchase agreement to acquire all of the issued and outstanding shares of Dreamweavers Cannabis Products Ltd. (“Dreamweavers”). Based in Swift Current, Saskatchewan, Dreamweavers is a retailer for cannabis products and smoking accessories. The Company acquired Dreamweavers to increase its retail footprint, and to establish a presence in the province of Saskatchewan, it also allows the Company to sell cannabis through e-commerce and provides an opportunity to operate a wholesale cannabis operation. The Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each aniversary date. The fair value of warrants were calculated as $295 using Black-Scholes model with the following assumptions: stock price of $0.37; expected life of 2 years; $Nil dividends; 130% volatility; and riskfree interest rate of 1.60%. The note payable has been recorded at its fair value of $102 by discounting it over five years at a market interest rate of 22%. The Company incurred various legal and due diligence related fees totalling $38; these costs have been included as professional fees in the consolidated financial statements. For the year ended October 31, 2019, Dreamweavers accounted for $841 in revenues and $7 in net loss since May 24, 2019. If the acquisition had been completed on November 1, 2018, the Company estimates it would have recorded an increase of $572 in revenues and an increase of $89 in net loss for the year ended October 31, 2019. Goodwill has been recognized as a result of the synergies between Dreamweavers and the Company’s retail business.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

4. Business Combinations (continued)

C.	MK Light Acquisition

Total consideration	$
Cash paid	202
Settlement of debt	48
Total	250
Net identifiable assets acquired
Leasehold improvements	21
Inventory	4
Total	25
Purchase price allocation
Net identifiable assets acquired	25
Goodwill	225
Total	250

On November 1, 2018, the Company purchased all the assets of 2107746 Alberta Ltd. and MK Light It Up Inc.(“MK Light”) which had been operating a Smoker’s Corner franchise on Edmonton Trail in Calgary Alberta. The assets which included the leaseholds and inventory were purchased for $250 with $202 being settled in cash and the balance being used to settle all outstanding debts between MK Light, Smoker’s Corner Ltd. and RGR Canada Inc. The Company is currently using this location as a Canna Cabana retail store; which became operational on October 31, 2019. Goodwill has been recognized as a result of the synergies between MK Light and the Company’s retail business.

D.	Jasper Ave. Acquisition

Total consideration	$
Cash paid	75
Settlement of debt	195
Share consideration	205
Total	475
Net identifiable assets acquired	-
Total	-
Purchase price allocation
Net identifiable assets acquired	-
Goodwill	475
Total	475

On September 4, 2019, the Company acquired a Smoker’s Corner franchise located at 10275 Jasper Avenue in Edmonton, Alberta (“Jasper Ave.”). The total consideration paid to acquire the franchise was $475, of which $75 was paid in cash, issuance of 559,742 common shares of High Tide with a fair value of $205 and and the remaining balance being used to settle all outstanding debts between Jasper Ave., Smoker’s Corner Ltd. and RGR Canada Inc.. The Company has begun the process of converting the Jasper Avenue Store to a Canna Cabana retail location for the sale of recreational cannabis, subject to inspection and licensing by Alberta Gaming, Liquor and Cannabis. Goodwill has been recognized as a result of the synergies between Jasper Ave. and the Company’s retail business.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

5. Revenue from Contracts with Customers

For the year ended October 31, 2019	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	19,875	4,693	606	25,174
USA	3,684	1,901	-	5,585
International	443	92	-	535
Total revenue	24,002	6,686	606	31,294
Major products and services
Cannabis	16,366	-	-	16,366
Smoking accessories	6,603	6,478	-	13,081
Franchise royalties and fees	953	-	562	1,515
Interest and other revenue	80	208	44	332
Total revenue	24,002	6,686	606	31,294
Timing of revenue recognition
Transferred at a point in time	23,949	6,686	606	31,241
Transferred over time	53	-	-	53
Total revenue	24,002	6,686	606	31,294

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

6. Property and Equipment

	Office equipment	Leasehold
	and computers	improvements	Vehicles	Buildings	Total
	$	$	$	$	$
Cost
Balance, October 31, 2017	49	321	163	-	533
Additions	144	3,288	4	145	3,581
Balance, October 31, 2018	193	3,609	167	145	4,114
Additions (i) (Note 13)	196	6,823	-	2,655	9,674
Additions from business combinations (Note 4)	63	293	-	-	356
Impairment loss (ii)	-	(220)	-	-	(220)
Balance, October 31, 2019	452	10,505	167	2,800	13,924
Accumulated depreciation
Balance, October 31, 2017	25	311	96	-	432
Depreciation	24	14	46	-	84
Balance, October 31, 2018	49	325	142	-	516
Depreciation	78	940	6	2	1,026
Balance, October 31, 2019	127	1,265	148	2	1,542
Net book value
Balance, October 31, 2018	144	3,284	25	145	3,598
Balance, October 31, 2019	325	9,240	19	2,798	12,382

(i)	Included in additions is $1,227 incurred for new buildout of leasehold improvements for the Company’s head office and warehouse in November and December 2018. The new head office and warehouse was available for use on January 1, 2019. The Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, a $1,600 vendor take back loan (see note 13), and $300 paid in shares (see note 14).

(ii)	In fiscal year 2019, the Company undertook a strategic shift with regards to its Smoker’s Corners operations, pivoting focus towards Canna Cabana. As a result of the strategic shift, an impairment test was performed on the CGU’s related to Smoker’s Corner. Negative cash flow projections indicated impairment as the carrying value exceeded the respective recoverable amount of the corresponding CGU. As a result, the assets were written down to their recoverable amount of nil.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

7. Intangible Assets and Goodwill

	Software	Licenses	Lease buy-out	Brand Name	Goodwill	Total
	$	$	$	$	$	$
Cost
Balance, October 31, 2017	-	-	-	-	-	-
Additions	159	-	777	-	-	936
Balance, October 31, 2018	159	-	777	-	-	936
Additions	553	-	1,780	-	-	2,333
Additions from business combinations (Note 4)	1,136	2,594	-	1,539	9,066	14,335
Impairment loss	-	-	-	-	(4,600)	(4,600)
Balance, October 31, 2019	1,848	2,594	2,557	1,539	4,466	13,004
Accumulated depreciation
Balance, October 31, 2017	-	-	-	-	-	-
Amortization	2	-	-	-	-	2
Balance, October 31, 2018	2	-	-	-	-	2
Amortization	109	75	191	-	-	375
Balance, October 31, 2019	111	75	191	-	-	377
Foreign currency translation
Balance, October 31, 2018	-	-	-	-	-	-
Recorded in other comprehensive loss	60	-	-	57	336	453
Balance, October 31, 2019	60	-	-	57	336	453
Net book value
Balance at October 31, 2017	-	-	-	-	-	-
Balance at October 31, 2018	157	-	777	-	-	934
Balance, October 31, 2019	1,677	2,519	2,366	1,482	4,130	12,174

The carrying values of goodwill and intangible assets with indefinite lives are tested for impairment annually. The Company completed its annual impairment tests as of October 31, 2019 and has included a summary of the key inputs below for each CGU to which goodwill and indefinite life intangibles have been allocated.

Grasscity:

All goodwill and indefinite life intangibles acquired in the Grasscity acquisition were allocated to the Grasscity CGU. The Company performed its annual impairment test at October 31, 2019 and the recoverable amount of the Grasscity CGU was determined based on fair value less cost of disposal, determined using an income approach with the following key assumptions:

i.	5-year cash flow projections expected to be generated based on historical performance, financial forecasts and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%;

ii.	Forecasted revenue at an average growth rate of 16%;

iii.	Average forecasted earnings before interest, tax, depreciation and amortization (“EBITDA”) of 14%; and,

iv.	Cash flows were discounted at an after-tax discount rate of 20.50 % based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be approximately $5,483, which resulted in an impairment of $4,600. The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

All else being equal:

i.	A 2% increase in the discount rate would have resulted in an impairment of approximately $5,211: and,

ii.	A 2% decrease in the average forecasted EBITDA would have resulted in an impairment of approximately $6,165.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

7. Intangible Assets and Goodwill (continued)

Dreamweaver:

All goodwill acquired in the Dreamweavers acquisition was allocated to the Dreamweavers CGU. The Company performed its annual impairment test at October 31, 2019 and the recoverable amount of the Dreamweavers CGU was determined based on fair value less cost of disposal calculation determined an income approach with the following key assumptions:

i.	5 year cash flow projections expected to be generated based on historical performance, financial forecasts and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%;

ii.	Forecasted revenue at an average growth rate of 25%;

iii.	Average forecasted EBITDA of 14%; and,

iv.	Cash flows were discounted at an after-tax discount rate of 17% based on a market particpants weighted average cost of capital and risks specific to the particular CGU.

As a result of the impairment test performed, the recoverable amount was determined to be approximately $3,284, which exceeds the carrying amount by approximately $312, and therefore, did not result in an impairment. The most sensitive inputs to the fair value model are the forecasted EBITDA and discount rate.

All else being equal:

i.	A 2% increase in the discount rate would have resulted in an impairment of approximately $127; and,

ii.	A 2% decrease in the average forecasted EBITDA would not have resulted in an impairment.

MK Light:

All goodwill acquired in the MK Light acquisition was allocated to the MK Light CGU. The Company performed its annual impairment test at October 31, 2019 and the recoverable amount of the MK Light CGU was determined based on a VIU calculation using the following key assumptions:

i.	5 year cash flow projections expected to be generated based on, financial forecasts and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%;

ii.	Forecasted revenue of $1,745 for 2020 and an average annual growth rate of 2% thereafter;

iii.	Average forecasted EBITDA of 12%; and,

iv.	Cash flows were discounted at an after-tax discount rate of 23% based on the Company’s post-tax weighted average cost of capital and risks specific to the particular CGU (pre-tax discount rate of 31%).

As a result of the impairment test performed, the recoverable amount was determined to be approximately $670 which exceeds the carrying amount by approximately $114, and therefore, did not result in an impairment. The most sensitive inputs to the VIU model are the forecasted EBITDA and discount rate.

All else being equal:

i.	A 2% increase in the discount rate would have resulted in a recoverable amount of $610, which would not have resulted in an impairment; and,

ii.	A 2% decrease in the average forecasted EBITDA would have resulted in an impairment of $36.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

7. Intangible Assets and Goodwill (continued)

Jasper Ave:

All goodwill acquired in the Jasper Ave. acquisition was allocated to the Jasper Ave. CGU. The Company performed its annual impairment test at October 31, 2019 and the recoverable amount of the Jasper Ave. CGU was determined based on a fair value less cost of disposal calculation, determined using an income approach with the following key assumptions:

i.	5 year cash flow projections expected to be generated based on financial forecasts and growth expectations. Cash flows beyond 5 years used a terminal growth rate of 2%;

ii.	Forecasted revenue of $1,148 from May to October 2020 and an average annual growth rate of 2% thereafter;

iii.	Average forecasted EBITDA of 12%; and,

iv.	Cash flows were discounted at an after-tax discount rate of 23% based on a market participants weighted average cost of capital and risks specific to the particular CGU.

As a result of the impairment test performed, the recoverable amount was determined to be approximately $600, which exceeds the carrying amount by approximately $125, and therefore, did not result in an impairment. The most sensitive inputs to the fair value less costs to sell model are the forecasted EBITDA and discount rate.

All else being equal:

i.	A 2% increase in the discount rate would not have resulted in an impairment,

ii.	A 2% decrease in the average forecasted EBITDA would have resulted in an impairment of approximately $55.

8. Prepaid expenses and deposits

	2019	2018
	$	$
Business acquisition deposit	300	897
Deposits on cannabis retail outlets and warehouse	1,380	1,039
Prepaid insurance, licenses and other	1,833	405
Prepaid marketing contract	-	2,400
Advances to related party for purchases of inventory	-	863
Advances to third party vendor for purchases of inventory	385	504
Other receivable from related parties	-	23
Total	3,898	6,131
Less current portion	(2,518)	(4,931)
Long term portion	1,380	1,200

9. Inventory

	2019	2018
	$	$
Finished goods	7,092	4,054
Provision for obsolescence	(373)	(591)
	6,719	3,463

(i)	Inventories recognized as an expense and included in cost of sales during the year ended October 31, 2019 totaled $17,728 (2018 – $3,960).

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

10. Loans Receivable

	2019	2018
	$	$
Term loans (i)	1,139	62
Demand loan (ii)	-	1,094
Demand loan written-off (Note 23)	-	(1,094)
Total loans receivable	1,139	62
Less current portion	(261)	(62)
Long-term portion	878	-

(i)	Term loans are due from franchisees and relate to acquisitions of the sub-lease location from the Company and initial inventory. Term loans are secured by promissory notes, bear interest between 6.95% and 8.00% (2018 - ranging between 5.00 % and 7.00%) per annum and require blended payments of principal and interest between $4 and $10 monthly. (2018 - ranging between $0.8 and $4 monthly). The Company maintains the head lease to all franchisee locations.

(ii)	Demand loans are unsecured, non-interest bearing and are due on demand.

11. Derivative Liability

The put option issued on the Grasscity acquistion on December 19, 2019 was initially measured at $2,853 using a monte-carlo simulation and the following assumptions: stock price: $0.3623; expected life of 1 year; $nil dividends; expected volatility of 126% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%.

On October 31, 2019, the Company revalued the fair value of the derivative liability and recognized an unrealized gain of $732 in the consolidated statements of loss and other comprehensive loss. The derivative liability was revalued to $2,121 using monte-carlo simulation and the following assumptions: stock price: $0.25; expected life of 1 year; $nil dividends; expected volatility of 92% based on comparable companies; exercise price of $0.50; and risk-free interest rate of 1.65%.

12. Finance Lease Obligation

	2019	2018
	$	$
3.49% per annum vehicle loan, payable in monthly installments of $0.5 including principal and interest, maturing in June 2022. The vehicle has been pledged as security.	17	23
Less: current portion	(6)	(6)
	11	17

13. Notes payable

On June 26, 2019, the Company purchased a building in Niagara, Ontario, for the purpose of opening a Canna Cabana retail location. The consideration for the building consisted of $754 in cash, out of which $54 was legal fees, a $1,600 vendor take back loan, and $300 paid in shares. The loan has a twelve-month term and bears an interest rate of 5.5% per annum payable monthly with a maturity date of June 30th, 2020.

On May 23, 2019, the Company acquired all of the issued and outstanding shares of Dreamweavers for aggregate consideration of $3,094 which included 3,100,000 common shares with a fair value of $1,147, 1,550,000 purchase warrants exercisable at $0.75 per common share of High Tide and notes payables of $300 repayable over five years with zero interest rate due at each anniversary date. Notes payable was valued at $102 by discounting it over five years at market interest rate of 22%. During, the year ended October 31, 2019, the Company incurred accretion of $11.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

13. Notes payable (continued)

On September 4, 2019, the Company entered into a $2,000 loan agreement with a private lender. The loan had a twelve-month term and carried an interest rate of 12% per annum payable monthly. In connection with the advance of the loan, the Company issued 1,600,000 warrants to the lender. Each warrant is redeemable for one common share in the capital of the Company at a price of $0.85 per Common Share for a period of two years from the date of the loan agreement. Management calculated the fair value of the liability component as $1,895 using a discount rate of 22%, with the residual amount of $105 being allocated to warrants, recorded in equity. During, the year the Company incurred accretion of $15. The loan was personally guranteed by the CEO and Shareholder.

2019
$
Opening balance	-
Vendor loan	1,600
Term loan	1,910
Dreamweavers - notes payable	122
Total	3,632
Less current portion	(3,570)
Long-term	62

2019
$
Notes payable, beginning of year	-
Cash advances from debt	2,000
Vendor loan advanced	1,711
Transfer of conversion and warrants component to equity	(105)
Accretion on notes payable	26
Notes payable, end of year	3,632

14. Finance and other costs

Finance and other costs are comprised of the following:

	2019	2018
	$	$
Accretion expense	1,476	-
Interest on convertible debenture	1,423	-
Interest on notes payable	84	-
Listing expenses	106	499
Total	3,089	499

15. Convertible Debentures

(i)	On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model with the following assumptions: stock price of $0.36; expected life of 2 years; $Nil dividends; 130% volatility; and risk-free interest rate of 1.60%. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

15. Convertible Debentures (continued)

Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to debt component and the remaining $132 to the equity.

(ii)	On April 10, 2019, the Company closed the first tranche of the sale of unsecured convertible debentures of the Company under a non-brokered private placement for gross proceeds of $8,360. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the private placement. Under the private placement, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 11,146,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The company incurred $50 in legal costs which was paid by the issuance of 100,000 shares with a fair value of $0.50 per share. The debentures bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.48 prior to the closing date of the private placement. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 1,752,621 Shares.

Management calculated the fair value of the liability component as $7,138 using a discount rate of 22%, with the residual amount of $1,222 net of deferred tax of $330 being allocated to warrants, recorded in equity. The Company incurred $58 in debt issuance cost, $50 being allocated to debt component and the remaining $8 to the warrants.

(iii)	On June 17, 2019, the Company closed the final tranche of the sale of unsecured convertible debentures of the Company under the non-brokered private placement for gross proceeds of $3,200. The outstanding principal amount is convertible at any time before maturity at the option of the holder, into common shares of the Company at a conversion price of $0.75 per share and mature two years from the closing of the offering. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.75 original principal amount of its debenture, resulting in 4,266,667 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one share at an exercise price of $0.85 per share for two years from the date of issuance. The debentures will bear interest at a rate of 10% per annum, payable annually upfront in common shares of High Tide based on the 10-day volume weighted average price of $0.384 prior to the closing date of the offering. Concurrent with the final tranche issuance of the debentures, the Company paid the annual amount of interest due to holders upfront in the form of 855,615 Shares.

Management calculated the fair value of the liability component as $2,732 using a discount rate of 22%, with the residual amount of $468 net of deferred tax of $126 being allocated to warrants, recorded in equity.

2019
$
Convertible debentures, beginning of year	-
Cash advances from debt	22,890
Debt issuance costs paid in cash	(471)
Debt issuance costs paid in equity instruments	(93)
Transfer of warrants component to equity	(1,690)
Transfer of conversion component to equity	(2,422)
Repayment of debt	-
Accretion on convertible debentures	1,450
Convertible debentures, end of year	19,664

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

16. Taxes

Reconciliation of effective tax rate:

The provision for income taxes differs from the result that would have been obtained by applying the consolidated federal and provincial tax rates to the income before taxes. The difference results from the following items:

	2019	2018
	$	$
Current tax expense	-	-
Deferred tax expense (recovery)	(708)	(1,496)
	(708)	(1,496)
Reconciliation of effective tax rate
Income (loss) before taxes	(27,000)	(6,029)
Statutory income tax rate	27%	27%
Expected tax expense (recovery)	(7,290)	(1,627)

Increase (decrease) in taxes resulting from:
Rate differential	535	382
Permanent differences	1,633	18
Other items	348	(267)
Unrecognized deferred tax assets	4,066	-
Tax expense (recovery)	(708)	(1,495)

Deferred tax asset (liability) is comprised of the following:
Opening	1,974	479
Recovery (expense) on income statement	708	1,495
Deferred tax effect in equity	(1,004)	-
Tax effect on business combination:	(1,198)	-
Ending	480	1,974

Deferred tax asset (liability) is comprised of the following:
Non-capital loss carry forwards	5,327	1,162
PPE & Intangible	(1,386)	(76)
Others	470	729
Capital loss carry forwards	135	158
Unrecognized deductible temporary differences:	(4,066)	-
Net deferred tax asset	480	1,974

Net deferred tax asset (liability) reconciliatoin:
Net deferred tax asset:	1,190	1,974
Net deferred tax liability:	(710)	-
Total:	480	1,974

The following provides the details of gross unrecognized deductible temporary differences and unused losses for which no deferred tax asset has been recognized:

	2019	2018
	$	$
Non-capital loss carry forwards	14,612	1,162
PPE & Intangibles	313	(76)
Others	1,556	729
Capital loss carry forwards	1,173	158
Unrecognized deductible temporary differences	17,655	1,974

The Company’s estimated non-capital loss carry forwards is approximately $22,305,326 which begins to expire in 2036.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

17. Share Capital

(a) Issued:

Common shares:

	Number of shares	Amount
	#	$
Balance, October 31, 2017	18,400,200	667
Issued for cash (i)	11,113,817	445
Issued on debt conversion (ii)	20,486,183	852
Issued for services rendered (iii)	3,500,000	146
Issued on conversion of convertible debentures (Note 20(i))	5,017,012	669
Issued on incorporation of High Tide Inc. (iv)	2,760,000	20
Issued to acquire common shares of RGR ((v)(i))	6,128,304	1,196
Issued to acquire preferred shares of RGR ((v)(i))	45,128,840	8,804
Issued to acquire common shares of Smoker’s ((v)(ii))	6,024,250	1,175
Issued to acquire preferred shares of Smoker’s ((v)(ii))	50,358,600	9,825
Issued to acquire common shares of Famous Brandz ((v)(iii))	30,324,120	10,987
Eliminated upon reorganization ((v)(iii))	(58,517,212)	(2,779)
Issued for cash on private placement (vi)	10,225,800	3,705
Share issue costs – broker warrants (vi)	-	(158)
Share issue cost – cash (vii)	-	(263)
Tax effect on share issue costs	-	114
Issued upon asset acquisition (vii)	800,000	290
Balance, October 31, 2018	151,749,914	35,695
Issued upon listing of securities (viii), (Note 19)	36,728,474	13,051
Issued upon closing of Grasscity acquisition (Note 4a)	8,410,470	3,047
Issued to pay fees in shares (x)	4,042,203	1,607
Issued to pay interest via shares (Note 15)	2,608,236	1,156
Reduction in share capital (ix)	-	(29,699)
Issued upon closing of Dreamweavers acquisition (Note 4b)	3,100,000	1,147
Share-based compensation (Note 24)	200,000	71
Exercise - broker warrants (Note 20)	7,590	3
Issued upon closing of Jasper Ave. acquisition (Note 4d)	559,742	205
Balance, October 31, 2019	207,406,629	26,283

(i)	Famous Brandz issued 11,113,817 common shares to existing shareholders for cash totalling $445.

(ii)	Balances due to Smoker’s and RGR by Famous Brandz totalling $852 were converted into 20,486,183 common shares at fair value determined upon conversion.

(iii)	Famous Brandz issued 3,500,000 common shares to arms length parties for consulting services having a value of $146.

(iv)	Upon incorporation of High Tide on February 8, 2018, 2,760,000 (pre-share split: 1,000,000) common shares at a price of $0.0073 per share (pre-share split: $0.02 per share), totalling $20 were issued.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

17. Share Capital (continued)

(v)	On February 28, 2018 and April 30, 2018 (“Reorganization Date”), both RGR Canada Inc. (“RGR”), Smoker’s Corner Ltd. (“Smoker’s”), and then Famous Brandz Inc. (“Famous Brandz”), respectively, became wholly owned subsidiaries of a newly created High Tide following a corporate reorganization whereby the shareholders of RGR, Smoker’s and Famous Brandz transferred all of their ownership interests in exchange for fully-paid common shares of High Tide as follows:

(i)	On February 28, 2018, High Tide issued 6,128,304 (pre-share split: 2,220,400) Class A common shares at a price of $0.1949 per share (pre-share split: $0.538 per share) totalling $1,196 to acquire 100 Class A common shares of RGR from its shareholders and issued 45,128,840 (pre-share split: 16,351,029) Class A common shares at a price of $0.1949 per share (pre-share split: $0.538 per share) totalling $8,804 to acquire 88,044 preferred shares of RGR from its holders;

(ii)	On February 28, 2018, High Tide issued 6,024,250 (pre-share split: 2,182,700) Class A common shares at a price of

$0.1949 per share (pre-share split: $0.538 per share) totalling $1,175 to acquire 100 Class A common shares of Smoker’s from its shareholders and issued 50,358,600 (pre-share split: 18,245,871) Class A common shares at a price of $0.1949 per share (pre-share split: $0.538 per share) totalling $9,825 to acquire 98,247 preferred shares of Smoker’s from its holders;

(iii)	On April 30, 2018, High Tide issued 30,324,120 (pre-share split: 10,987,000) Class A common shares at a price of $0.3623 per share (pre-share split: $1.00 per share) totaling $10,987 to acquire 58,517,012 Class A common shares of Famous Brandz and issued 1,194,590 High Tide warrants with fair value of $243 to acquire Famous Brandz’ warrants; and

(iv)	Declared dividends totalling $4,492, which were settled as follows: cash of $1,155, assignment of marketable securities with carrying value at the date of dividend declaration totaling $675, assignment of common shares of Famous Brandz owned by RGR and Smoker’s totaling $1,006 and assignment of net related party balance totaling $1,654 (comprised of advances to related companies, related through common shareholders, and shareholder loans).

The carrying values of the common shares, preferred shares and warrants acquired by High Tide totalled $2,779, $18,629, and $31, respectively in the accounting records of respective entities. Since the carrying values were lower than the fair value of High Tide common shares and warrants (totalling $32,228) issued, the additional value of $10,789 was recorded against accumulated deficit as this was a related party transaction.

(vi)	On May 2, 2018, the Company closed a private brokered placement offering for 10,225,800 (pre-share split: 3,705,000) common shares at $0.3623 per share (pre-share split: $1.00 per share), for gross proceeds totalling $3,705. The Company paid brokers’ fees consisting of a cash payment of $263 and 670,680 (pre-share split: 243,000) broker warrants, which are exercisable at $0.3623 each (pre-share split: $1.00 each). These warrants were valued at $158 using Black Scholes option pricing model using the following assumptions: - Rate free interest rate: 1.77% - Expected volatility: 130% - Expected life in years: 2 - Expected dividends: Nil

(vii)	On October 17, 2018, the Company completed the acquisition of all the issued and outstanding shares of Smiley’s Cannabis and Budz Ltd. in Okotoks, Alberta (“Smiley’s”). The acquisition provides the Company with an additional retail location and development permit to operate a recreational cannabis store. Management determined that the acquisition of Smiley’s did not meet the definition of a business in accordance with IFRS 3 Business Combinations, as it did not have the inputs, processes and outputs required to meet the definition of a business. Accordingly, the acquisition has been accounted for as an asset acquisition. As consideration, 800,000 common shares of the Company were issued having a value of $290, based on the share price of the Company on October 17, 2018 of $0.3623 per share. Smiley’s assigned its assets, being a permitted lease, and a cash lease deposit totaling $12, to Canna Cabana and then Smiley’s was dissolved on October 29, 2018. The deposit, representing the first two monthly lease payments, was expensed during the year. As a result of the transaction, $277, representing the value of the lease, was recorded as an intangible asset.

(viii)	On November 20, 2018, the Company filed its final prospectus in connection with its proposed initial public offering. The final prospectus qualified, and the Company distributed, 36,728,474 common shares.

(ix)	The Board of Directors received approval from the shareholders at the Company’s Annual General Meeting, through a special resolution, to reduce its stated capital, in accordance with Part V, paragraph 37 of the Business Corporations Act, and reduce its retained deficit by $29,699.

(x)	During, the year ended October 31, 2019, the Company settled payables of $1,717 through issuance of 4,042,203 common shares of the Company which were valued at $1,607. The difference of $110 was recognized as a gain on extinguishment of financial liability.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

18.	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. One-fourth vesting immediately, one-fourth twelve months after the option grant date, one-fourth eighteen months after the option grant date and one-fourth twenty-four months after the option grant date. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	October 31, 2019		October 31, 2018
		Weighted Average		Weighted Average
	Number of options	Exercise Price ($)	Number of options	Exercise Price ($)
Balance, beginning of year	-	-	-	-
Granted	12,410,000	0.50	-	-
Forfeited	(1,800,000)	0.50	-	-
Balance, end of year	10,610,000	0.50	-	-
Exercisable, end of year	5,966,875	0.50	-	-

During, the year ended October 31, 2019, the Company granted 12,410,000 incentive stock options to various officers, directors, employees and consultants. Subsequent to the grant date, 1,800,000 options were forfeited. The options were valued using the Black-Scholes model utilizing the following, weighted average assumptions:

Risk Free Rate – 1.56%

Volatility – 130%

Option life – 2 years

Exercise price - $0.50

Forfeiture rate – 0%

	Outstanding			Exercisable
Issue date	Exercise price	Number of Options	Remaining contractual life	Number of Options	Remaining contractual life
	$	#	(years)	#	(years)
November 21, 2018	0.50	7,862,500	2.06	4,342,500	2.06
April 30, 2019	0.50	2,247,500	2.50	1,499,375	2.50
June 20, 2019	0.50	500,000	2.64	125,000	2.64
	0.50	10,610,000	2.40	5,966,875	2.40

For the year ended October 31, 2019, the Company recorded share-based compensation of $2,119 (2018 -$0) related to stock options. The weighted average fair value of stock options granted during the year ended October 31, 2019 was $0.21 (2018 - nil) per option.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

19.	Special Warrants

	Number of special warrants	Amount
	#	$
Balance, October 31, 2017	-	-
Special warrants issued August 22, 2018 (i)	17,911,459	8,956
Issue costs – Cash	-	(582)
Issue costs – Broker warrants	-	(247)
Issue costs – Legal fees	-	(178)
Special warrants issued October 2, 2018 (ii)	18,817,015	9,409
Issue costs – Cash	-	(612)
Issue costs – Broker warrants	-	(259)
Issue costs – Legal fees	-	(123)
Tax effect on share issue costs	-	540
Balance, October 31, 2018	36,728,474	16,904
Special warrants converted into units* on November 27, 2018	(36,728,474)	(16,904)
Balance, October 31, 2019	-	-

*	Each unit comprised of 1 share and ½ purchase warrant, with each full warrant exercisable to acquire one common share at $0.75.

(i)	On August 22, 2018, the Company closed a private placement offering of special warrants (the “Special Warrants”) for aggregate proceeds of $8,956. Pursuant to the Special Warrant offering, the Company issued 17,911,459 (preshare split 6,489,659) warrants at a price of $0.50 (pre-share split $1.38) per Special Warrant. Each Special Warrant is automatically exercisable, with no additional consideration, into units of the Company on the date the Company obtains receipt from the applicable securities’ regulatory authorities for a final prospectus. Each Special Warrant entitles the holder thereof to 1 common share and ½ common share purchase warrant of the Company. Each full purchase warrant will be exercisable to acquire one common share at a price of $0.75 (pre-split $2.07) per purchase warrant until November 26, 2020, being two years from the initial day of trading of the Company’s securities. On closing of the offering of Special Warrants, the Company paid agents’ commissions of $582 and legal fees and expenses of $178. The Company also issued 1,164,245 (pre-split: 421,828) broker warrants, with each broker warrant convertible into units of the Company for $0.50 (pre-split - $1.38). Each unit will comprise 1 share and ½ purchase warrant, with each full warrant exercisable to acquire one common share at $0.75 (pre-split - $2.07). The broker warrants issued to the agents were fair valued at $247 calculated using Black Scholes option pricing model using the following assumptions: Risk free interest rate: 2.11%, Expected volatility: 130%, Expected life in years: 2, Expected dividends: $Nil

(ii)	On October 2, 2018, the Company closed a private placement offering of special warrants (the “Special Warrants”) for aggregate proceeds of $9,409. Pursuant to the Special Warrant offering, the Company issued 18,817,015 (preshare split 6,817,759) Special Warrants at a price of $0.50 (pre-share split $1.38) per Special Warrant. Each Special Warrant is automatically exercisable, with no additional consideration, into Units of the Company on the date that the Company obtains receipt from the applicable security’s regulatory authorities for a final prospectus (the “Qualifying Prospectus”). Each Special Warrant entitles the holder thereof to 1 common share and ½ common share purchase warrant of the Company. Each full purchase warrant will be exercisable to acquire one common share at a price of $0.75 (pre-split $2.07) per purchase warrant until November 26, 2020, being two years from the initial day of trading of the Company’s securities. On closing of the offering of the Special Warrants, the Company paid agents’ commissions of $612 and legal fees and expenses of $123. The Company also issued 1,223,105 (pre-split: 443,154) broker warrants with each broker warrant convertible into units of the Company for $0.50 (pre-split - $1.38). Each unit will comprise 1 share and ½ purchase warrant, with each full warrant exercisable to acquire one common share at $0.75 (pre-split - $2.07). The broker warrants issued to the agents were fair valued at $259 calculated using the Black Scholes option pricing model using the following assumptions: Risk free interest rate: 2.27%, Expected volatility: 130%, Expected life in years: 2, Expected dividends: Nil

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

20. Warrants

Outstanding warrants at October 31, 2019 were as follows:

	Number of warrants	Amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$

Balance, October 31, 2017	-	-	-	-	-
Issued in exchange for Famous Brandz’s warrants (i)	1,194,590	243	0.4975	0.14	April 29, 2020
Issued to brokers for private placement (Note 17(vi))	670,680	158	0.3623	0.08	April 29, 2020
Issued to brokers for special warrant financing (Note 19(i))	1,164,245	246	0.3246	0.22	August 21, 2020
Issued to brokers for special warrant financing (Note 19(ii))	1,223,105	259	0.3246	0.26	October 1, 2020
Balance, October 31, 2018	4,252,620	906	0.3773	0.70
Special warrants converted into units November 27, 2018 (Note 19)	18,364,236	3,853	0.7500	0.45	November 26, 2020
Issued to brokers for financing (Note 15(i))	504,733	93	0.7500	0.01	December 10, 2020
Issued warrants on Convertibile debt April 18, 2019 (Note 15(ii))	11,146,667	885	0.8500	0.37	April 17, 2021
Issued warrants for acquisition - Dreamweavers (Note 4b)	1,550,000	295	0.7500	0.06	May 22, 2021
Issued warrants on convertibile debt June 17, 2019 (Note 14(iii))	4,266,667	340	0.8500	0.16	June 16, 2021
Issued warrants for services (ii)	2,000,000	132	0.5000	0.01	January 24, 2020
Issued warrants on debt September 04, 2019 (Note 13)	1,600,000	105	0.8500	0.07	September 3, 2021
Warrants exercised	(7,590)	-	-	-	-
Balance, October 31, 2019	43,677,333	6,609	0.6083	1.13

As at October 31, 2019 all 43,677,333 warrants were exercisable.

i)	Prior to the corporate reorganization, Famous Brandz issued 721 units of unsecured convertible debentures with warrants at a price of $1,000 per unit for total proceeds of $721. The debentures were converted into common share of Famous Brandz prior to the corporate reorganization. Total shares issued on conversion was 5,017,012 for a value of $669. The change in the fair value of the conversion feature and accretion totaled $28,415 and $7,709, respectively during the period the convertible debentures were outstanding during the year. As part of the corporate reorganization, the Company issued 1,194,590 (pre-share split: 432,822) warrants with an exercise price of $0.4975 (pre-share split: $1.373) in exchange for 3,403,333 Famous Brandz warrants of which 2,403,333 warrants related to the convertible debentures and 1,000,000 were other warrants. The 1,194,590 warrants were valued at $243 using Black Scholes option pricing model using the following assumptions: - Risk free interest rate: 1.77% - Expected volatility: 130% - Expected life in years: 2 - Expected dividends: Nil

ii)	On July 29, 2019, the Company issued 2,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.50 for six months. The warrants were valued at $132 using the Black-Scholes model as, the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.42; expected life of six month; $nil dividends; expected volatility of 78% based on comparable companies; exercise price of $0.50; and a risk-free interest rate of 1.6%.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

21. Loss Per Share

		Year ended
		October 31
	2019	2018
	$	$
Net Loss for the year	(26,292)	(4,533)
Non-controlling interest	166	13
Net Loss for the year attributable to owners of the Company	(26,126)	(4,520)
	#	#
Weighted average number of common shares - basic and diluted	198,181,696	107,223,734
Basic loss per share	(0.13)	(0.04)
Dilutive loss per share(i)	(0.13)	(0.04)

(i)	For the year ended October 31, 2019, the stock-options and warrants outstanding were excluded from the calculation of diluted loss per share as they were anti-dilutive.

22. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, restricted marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, derivative liabilities and shareholders’ loans.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities and derivative liability have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities and shareholder loans approximate their fair values due to the short-term maturities of these financial instruments. The carrying value of the notes payable and convertibile debentures approximate their fair value as they are discounted using a market rate of interest.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The fair values of loans receivable are not materially different to their carrying amounts, since the interest rate on those loans is either close to current market rates or the loans are of a short-term nature.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management (continued)

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk. The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2019	October 31, 2018
	$	$
Current (for less than 30 days)	1,038	343
31 – 60 days	336	233
61 – 90 days	295	73
Greater than 90 days	2,355	334
Loss allowance	(1,639)	(128)
	2,385	855

During the year ended October 31, 2019, $100 in trade receivables were written off due to bad debts which is being included in general and adminstrative expense (year ended October 31, 2018 – $396). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly.

The Company performs a regular assessment of collectability of accounts receivables. The Company monitors the financial performance and/or cash flows of its franchisees through observation of their point of sale system, receipt of cash from customers and maintains regular contact/discussions. In fiscal 2018, the Company reviewed the expected payment schedule and discounted it using an average franchisee credit adjusted rate of 11% resulting in the receivables being discounted by $475. For the year ended October 31, 2019, management reviewed the estimates and have created additional loss allowances for the Smokers Corner’s franchisee receivable of $1,136 and transferred $475 from discounts on accounts receivable to loss allowance.

	2019	2018
	$	$
Opening balance	128	109
Expeected credit loss allowance	1,142	415
Receivables written off during the year	(106)	(396)
Transfer from discounts on accounts receivables	475	-
	1,639	128

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

22. Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2018
Accounts payable and accrued liabilities	2,515	2,515	-	-
Shareholder loans	36	36	-	-
Convertible debentures	-	-	-	-
Total	2,551	2,551	-	-
October 31, 2019
Accounts payable and accrued liabilities	4,402	4,402	-	-
Notes Payable	3,632	3,570	62	-
Shareholder loans	701	701	-	-
Convertible debentures	19,664	-	19,664	-
Total	28,399	8,673	19,726	-

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2019 was as follows:

(Canadian dollar equivalent amounts of USD dollar and	October 31,	October 31,	October 31,	October 31,
Euro balances)	2019 (Euro)	2019 (USD)	2019 Total	2018
	$	$	$	$
Cash	32	220	252	90
Accounts receivable	136	285	421	522
Accounts payable and accrued liabilities	(506)	(492)	(998)	(218)
Net monetary assets	(338)	13	(325)	394

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $11 (October 31, 2018 - $20). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $17 (October 31, 2018 - $Nil). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates. The Company had no balances denominated in Euros as at October 31, 2018.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

23. Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year	2019	2018	2019	2018	2019	2018	2019	2018
ended Oct 31,	($)	($)	($)	($)	($)	($)	($)	($)

Net Revenue	24,002	3,757	6,686	4,992	606	-	31,294	8,749
Gross margin	8,074	3,280	2,642	(171)	600	-	11,316	3,109
Income (loss) from operations	(6,154)	126	(2,482)	(2,802)	(11,237)	(1,058)	(19,874)	(3,734)
Net (loss) Income	(10,275)	520	(3,432)	(3,660)	(12,586)	(1,393)	(26,292)	(4,533)
Total assets	32,350	9,323	4,819	6,225	3,574	10,375	40,743	25,922
Total liabilities	4,521	847	672	1,000	26,142	761	31,336	2,607

Geographical segments

	Canada	Canada	Europe	Europe	Total	Total
	2019	2018	2019	2018	2019	2018
For the year ended Oct 31,	($)	($)	($)	($)	($)	($)

Net Revenue	26,945	8,749	4,349	-	31,294	8,749
Gross margin	9,724	3,109	1,591	-	11,316	3,109
Income (loss) from operations	(18,267)	(3,734)	(1,606)	-	(19,874)	(3,734)
Net (loss) Income	(20,080)	(4,533)	(6,213)	-	(26,292)	(4,533)
Total assets	33,894	25,922	6,849	-	40,743	25,922
Total liabilities	30,830	2,607	506	-	31,336	2,607

24. Related Party Transactions

As at October 31, 2019, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

As at October 31, 2019, the Company owed the non-controlling interest shareholder of KushBar Inc. $701.The loan carries no interest and is due on demand. Included in the convertible debenture issued on December 12, 2018, was an investment by a related party, CannaIncome Fund Corporation, for a total subscription amount of $250.

Operational transactions

The Company paid $2,176 (2018 - $2,618), to 1990299 Alberta Ltd. (“199”), a company controlled by the President and CEO of the Company, for inventory purchases. 199 primarily facilitates the import of goods and sells these imported goods to the Company at 199’s purchasing and transportaion costs, without markup. High Tide has transitioned the process of facilitation of its imports from 199 to HT Global Imports. During the year, the Company paid for certain expenses on behalf of the President and CEO totalling $56 (2018 - $24). These items are included in accounts receivables. As well, the Company wrote-off related party balances totalling $34 (2018 - $1,419).

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage granted to Grover Properties Inc. for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidary of High Tide Inc.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

24.	Related Party Transactions (continued)

Key management personnel

Key management personnel is comprised of 9 members of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 is as follows:

	2019	2018
	$	$
Short-term compensation	1,469	272
Share-based compensation (i)	71	25
Total	1,540	297

(i)	During, the year ended October 31, 2019, the Company paid a bonus of $90 in the form of 200,000 common shares to the officers of the company which were valued at $71 and the difference of $19 was recognized as a gain on extinguishment of financial liability (2018- $25).

25. Commitments and Contingencies

The Company has commitments relating to operating leases for its office space and outlets under non-cancelable operating leases.

The future minimal annual rental payments under these operating leases are as follows:

As at	October 31, 2019	October 31, 2018
	$	$
Less than one year	3,962	2,336
Between one and five years	13,830	10,103
Greater than five years	3,426	2,532
	21,218	14,971

Included in the commitments schedule above, is the office and warehouse unit leased by High Tide for $386 per annum (Note 24).

Contingent liability

An action with the Court of Queen’s Bench (Alberta) (the “QB Claim”) and a complaint with the Human Rights Tribunal (Alberta) (the “HR Complaint”) was filed by a former employee. The amount claimed by the former employee is approximately $200 plus interest and other costs. The Company has calculated a provision based on the amount claimed and the probability of the QB Claim being successful. The provision has been recorded in accounts payable and accrued liabilities.

A claim for 110 Euro was lodged against the Company in relation to non-payment under a service contract. The company has disclaimed liability and is defending the action. Management’s opinion is that the likelihood of any cash outflow as a result of these matters is remote, therefore, no amounts have been provided for in these consolidated financial statements.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

26. Non-Controlling Interests

The following table presents the summarized financial information for KushBar Inc., the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

2019
$
Total current assets	458
Total non-current assets	1,019
Total current liabilities	(996)
Total non-current liabilities	-
Revenues for the year ended	259
Net loss for the year ended	(294)

The net change in non-controlling interests is as follows:

Balance, October 31, 2018	(13)
Share of loss for the period	(166)
Balance, October 31, 2019	(179)

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand.

27. Subsequent Events

(i)	On November 5, 2019, the Company issued unsecured convertible debentures under a non-brokered private placement with proceeds of $2,000. Subject to the need for further growth capital, the Company’s Board of Directors has authorized the issuance of an optional second tranche of the offering for aggregate proceeds of up to $5,000. The outstanding principal amount is convertible at any time before maturity and at the holder’s option, into common shares of the Company at a conversion price of $0.252 per share. The debentures are due 24 months from the date of issuance and carry an interest cost of 10% per annum, payable annually in advance in shares. The interest cost is payable in common shares at a price equal to the volume-weighted average price per common share for the 10-day period prior to the date upon which interest is due. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due up-front in the form of 784,314 shares. Under the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 7,936,507 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one Share at an exercise price of $0.50 per common share for two years from the date of issuance.

(ii)	On December 5, 2019, the Company closed the second tranche of the sale of unsecured convertible debentures of the Company under the private placement previously announced on November 5, 2019. Gross proceeds from the Second Tranche were $2,115. The outstanding principal amount is convertible at any time before maturity and at the holder’s option, into common shares of the Company at a conversion price of $0.252 per share. The debentures are due 24 months from the date of issuance and carry an interest cost of 10% per annum, payable annually in advance in common shares. The interest rate is payable in common shares at a price equal to the volume-weighted average price per common share for the 10-day period prior to the date upon which interest is due. Concurrent with the issuance of the debentures, the Company paid the annual amount of interest due up-front in the form of 1,016,826 common shares. Under the second tranche of the offering, the Company also issued common share purchase warrants such that each subscriber received one warrant for each $0.252 original principal amount of its debenture, resulting in 8,392,857 warrants being issued as part of the offering. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per common share for two years from the date of issuance.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

27. Subsequent Events (continued)

(iii)	On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Holder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. Pursuant to the definitive agreement, High Tide, which presently holds a controlling interest of 50.1% in KushBar, will acquire the Minority Interest in a transaction (the “Transaction”) that will result in KushBar becoming a wholly owned subsidiary of High Tide. The consideration paid for the minority interest was by the issuance of a secured convertible debenture in the principal amount of approximately $700 and such number of common shares in the capital of High Tide (“Shares”) having an aggregate value of $500, with each common share priced at the 10-day volume weighted average trading price of the shares on the CSE immediately prior to the closing date. The outstanding principal amount under the debenture is convertible, at the holder’s option, before the maturity date into Shares at a price of $0.25 per common share. The debenture will be due 24 months from the issuance date and will not bear interest, provided however that any principal amount outstanding following the maturity date will bear interest at a rate of 10% per annum until repaid. If, following the expiry of all hold periods imposed by applicable Canadian securities laws, the volume-weighted average trading price of the common shares on the CSE exceeds $0.30 for a period of 30 consecutive days, High Tide will be entitled to, subject to certain other conditions being met, cause the holder to convert all or part of the outstanding principal amount of the debenture into common shares. In addition, if at any time during the term thereof, High Tide issues securities at a price deemed lower than the conversion price then in effect, then, subject to certain other conditions, such conversion price will be adjusted downward to such lower price.

(iv)	On December 13, 2019, the Company issued $2,000 in convertible debt and 7,936,508 warrants to the sellers of GrassCity to settle the put option valued at $2,121 as of October 31, 2019.

(v)	On January 1, 2020, the Company launched a new revenue stream in its proprietary data analytics platform, “Cabanalytics”. Cabanalytics provides the Company a deep understanding of consumer behaviours and preferences and serves as a new net margin stream by providing consumer and product insights to licensed producers and other companies supporting the cannabis sector. The Company continues to develop the program with a number of licensed producers and other market participants.

(vi)	On January 6, 2020, the Company entered into a loan agreement with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, to secure a senior secured, non-revolving term credit facility in the amount of up to $10,000. The Company will have immediate access to an initial $6,000, that can be drawn down at Company’s discretion, and subject to satisfaction of certain conditions, will provide the Company with access to an additional $4,000. Amounts drawn down under the facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. Provided that certain conditions are satisfied, the facility will automatically extend for an additional one-year term. The principal amount advanced under the facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of the Company at a conversion price of $0.17. The conversion price is subject to downward adjustment if the Company, at any time during the term of the facility, issues securities at a price deemed lower than the conversion price then in effect. Pursuant to the loan agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the initial facility amount, which the Company intends to capitalize into the principal amount advanced under the facility. In addition, Company will issue to Windsor such number of share purchase warrants equal to the aggregate principal amount of the facility divided by the conversion price. The warrants will be subject to vesting as follows: (i) with respect to such number of warrants equal to the initial facility amount divided by the conversion price, such warrants will vest on the earlier of the date on which Windsor advances to the Company the total initial facility amount, and February 6, 2020, and (ii) with respect to the remaining warrants, such number of warrants equal to the quotient obtained by dividing the principal amount advanced to the Company (from the remaining Facility amount) by the conversion price, will vest on the date of each such advance. Each warrant will entitle the holder thereof, following the vesting date applicable to such warrant, to acquire one at an exercise price equal to 150% of the conversion price per common share for a period of two years from the date of issuance.

(vii)	On January 24, 2020, the Company completed the acquisition of the Canna Cabana retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, the Company paid to the vendor $2,097 in cash and issued to the vendor 4,761,904 common shares in the capital of the Company. In connection with the transaction, the Company acquired all the issued and outstanding shares of a numbered company that was wholly owned by the holder of a cannabis retail store. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.

High Tide Inc. Notes to the Consolidated Financial Statements For the years ended October 31, 2019 and 2018 (In thousands of Canadian dollars, except share and per share amounts)

27. Subsequent Events (continued)

(viii)	On January 27, 2020, the Company acquired a 50% interest in the Canna Cabana branded store in Sudbury, Ontario. As consideration for the transaction, the Company issued to a nominee of the partners of the partnership an aggregate of 5,319,149 common shares of the Company, which are subject to a four month and one day statutory hold period, as well as common share purchase warrants to purchase up to an aggregate of 2,500,000 shares of the Company. Each warrant entitles the holder to acquire one share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury store.

(ix)	On February 14, 2020, the Company entered into a binding asset purchase agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to 5 permitted retail cannabis stores (the “Portfolio”) to Halo for $12,000, payable in the form of 46,153,846 common shares of Halo, of which $3,500 has been paid to the Company as a non-refundable deposit, subject to certain limited circumstances. In addition, Halo has agreed to engage the Company to substantially oversee all aspects of its retail cannabis operations with respect to the Portfolio and will pay the Company ongoing royalties for regulatory advisory services and retail management, and a fixed fee for managing the construction of the unopened stores.

(x)	On February 21, 2020, the Company closed the acquisition of a retail cannabis store currently operating in Tisdale, Saskatchewan (the “Tisdale Store”) as licensed by the Saskatchewan Liquor and Gaming Authority. The consideration paid to acquire the Tisdale Store was $219 in cash, $500 in the form of a promissory note due six months from the time of closing of the transaction and 5,000,000 of common shares of the Company with a fair value of $975. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.